UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)*

                                J2 COMMUNICATIONS
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    466254208
                                 (CUSIP Number)

                             STEPHEN J. DUTTON, ESQ.
                          Leagre Chandler & Millard LLP
                            1400 First Indiana Plaza
                          135 North Pennsylvania Street
                        Indianapolis, Indiana 46204-2415
                                 (317) 808-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 17, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
                               (Amendment No. 18)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                DANIEL S. LAIKIN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        1,388,681*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       1,674,225*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        1,388,681*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        1,674,225*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 3,062,906*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 65.4%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. Does not include securities that are held by other Reporting Persons and that this Reporting Person may be deemed to beneficially own. See
Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 18)
-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 PAUL SKJODT
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 CANADA
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        310,064*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       1,648,225*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        310,064*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        1,648,225*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,958,289
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 47.7%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------

* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. Does not include securities that are held by other Reporting Persons and that this Reporting Person may be deemed to beneficially own. See
Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 18)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 SAMERIAN, LLP
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        20,000
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        20,000
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 20,000
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.4%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 18)
-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 TIMOTHY S. DURHAM
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (a) [X]
                             (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        348,130*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       1,648,225*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        348,130*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        1,648,225*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,996,355*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 48.0%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------

* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. Does not include securities that are held by other Reporting Persons and that this Reporting Person may be deemed to beneficially own. See
Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 18)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DIAMOND INVESTMENTS, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        92,399
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        92,399
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 92,399
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.7%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 18)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DW LEASING COMPANY,  LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        17,350
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        17,350
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 17,350
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.3%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 18)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 CHRISTOPHER R. WILLIAMS
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a) [X]
                            (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        64,900**
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0**
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        64,900**
                                  ----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0**
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 64,900**
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.7%**
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------

** Does not include securities that are held by other Reporting Persons and that this Reporting Person may be deemed to beneficially own. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 18)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 HELEN C. WILLIAMS
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS
            REQUIRED  PURSUANT TO ITEMS 2(d) OR 2(e)              [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        60,200**
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0**
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        60,200**
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0**
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 60,200**
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 4.4%**
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------

** Does not include securities that are held by other Reporting Persons and that this Reporting Person may be deemed to beneficially own. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 18)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 JUDY B. LAIKIN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF               7.    SOLE VOTING POWER
          SHARES                       26,000**
                                 -----------------------------------
       BENEFICIALLY              8.    SHARED VOTING POWER
         OWNED BY                      0**
                                 -----------------------------------
      EACH REPORTING             9.    SOLE DISPOSITIVE POWER
          PERSON                       26,000**
                                 -----------------------------------
           WITH                  10.   SHARED DISPOSITIVE POWER
                                       0**
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 26,000**
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES
                                               [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.9%**
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------

** Does not include securities that are held by other Reporting Persons and that this Reporting Person may be deemed to beneficially own. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 18)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 NATIONAL LAMPOON ACQUISITION GROUP LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [  ]

-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 California
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        1,648,225*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        1,648,225*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 41.0%*
-------------------------------------------------------------------------------
      14.      TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------
* See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 18)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DC INVESTMENTS, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]


-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        281,690*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       1,648,225*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        281,690*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        1,648,225*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,929,915*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 46.3%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

* Inlcudes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. See Item 5.

                        AMENDMENT NO. 18 TO SCHEDULE 13D

     The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on June 17, 1999, by Daniel S. Laikin and Paul Skjodt relating to the common stock, no par value (the "Common Stock"), of J2 Communications, a California corporation (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999, September 17, 1999,
November 22, 1999, July 20, 2000, July 25, 2000, August 11, 2000, March 6, 2001,
April 2, 2001, November 19, 2001, November 21, 2001, December 17, 2001, January 31, 2002 and May 2, 2002, is hereby amended to furnish and restate the information as set forth herein.

ITEM 2. IDENTITY AND BACKGROUND

This  Amendment  No.  18 to  Schedule  13D is  filed by the  following  (who are
referred  to  herein  at  times   individually  as  a  "Reporting   Person"  and
collectively as the "Reporting Persons" or the "NLAG Group"):

     Daniel S. Laikin is an individual and a citizen of the United States. He was appointed as Chief Operating Officer of the Issuer on May 17, 2002. He also is managing partner of Four Leaf Partners, LLC, a closely held investment company concentrating on the startup and financing of high tech and Internet-related companies. His principal address is 9920 Towne Road, Carmel, Indiana 46032.

     Paul Skjodt is an individual and a citizen of Canada. He serves as Chairman and Chief Executive Officer of Biltmore Homes, Inc., an Indiana-based home building and real estate development company. His principal address is 9910 Towne Road, Carmel, Indiana 46032.

     Samerian LLP is an Indiana limited liability partnership. Its principal address is 9910 Towne Road, Carmel, Indiana 46032.

     Timothy S. Durham is an individual and a citizen of the United States. He has served as the Chief Executive and Chairman of the Board of Directors of Obsidian Enterprises, Inc. (formerly Danzer Corporation) since June 2001. He is a Managing Member and Chief Executive Officer of Obsidian Capital Company LLC, which is the general partner of Obsidian Capital Partners LP. He also has founded and maintains a controlling interest in several investment funds. His principal address is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

     Diamond Investments, LLC is an Indiana limited liability company. Its principal address is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

     DW Leasing Company, LLC is an Indiana limited liability company. Its principal address is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

     Christopher R. Williams is an individual and a citizen of the United States. He is an investor and his principal address is P.O. Box 95187, Las Vegas, Nevada 89193.

     Helen C. Williams is an individual and a citizen of the United States. She is retired. Her principal address is P.O. Box 95187, Las Vegas, Nevada 89193.

     Judy B. Laikin is an individual and a citizen of the United States. She is retired. Her principal address is 10078 Summerlakes Drive, Carmel, Indiana 46032.

     National Lampoon Acquisition Group LLC is a California limited liability company. Its principal address is 9920 Towne Road, Carmel, Indiana 46032.

     DC Investments, LLC is an Indiana limited liability company. Its principal address is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION

     On May 17, 2002, the reorganization transactions described in Amendment No. 17 to this Schedule 13D (the "Reorganization Transactions") were consummated. The Reorganization Transactions were made pursuant to a Preferred Stock and Warrant Purchase Agreement, dated April 25, 2002, as amended May 17, 2002 (the "Purchase Agreement"), among the Issuer, National Lampoon Acquisition Group LLC, four of the Reporting Persons (Daniel S. Laikin, Paul Skjodt, Timothy S. Durham and DC Investments, LLC) and one other person.

          The Reorganization Transactions included the following:

     (a) the amendment and restatement of the Issuer's Restated Articles of Incorporation to effect, among other things, the establishment of a new series of the Issuer's capital stock called Series B Convertible Preferred Stock ("Series B Preferred");

     (b) the Issuer's sale to certain members of the NLAG Group and one other person of 35,244 units, with each such unit consisting of one share of Series B Preferred and a warrant to purchase 28.169 shares of Common Stock at a purchase price of $3.55 per share prior to the second anniversary of the date of the issuance of the warrant and $5.00 per share from and after such anniversary (the "Units"), for $3,524,400, and the grant to National Lampoon Acquisition Group LLC, or its designees, of an option, exercisable on or before the earlier of January 25, 2003 or ninety days after the Common Stock is relisted for trading on the Nasdaq SmallCap Market or listed on any other national exchange or quotation system, to purchase up to an additional 29,256 Units at a price of $100.00 per Unit;

     (c) the entering into of a registration rights agreement between the Issuer and the purchasers of the Units pursuant to which such purchasers have been granted registration rights with respect to, among other things, the shares of Common Stock issuable upon conversion of the Series B Preferred and upon exercise of the warrants;

     (d) the amendment and restatement of the Issuer's Bylaws to effect, among other things, an increase in the size of the Issuer's Board of Directors to seven members; and

     (e) the Issuer's entering into of new employment, registration rights, indemnification and security agreements with James P. Jimirro, the President and Chief Executive Officer of the Issuer (collectively, the "New Jimirro Agreements").

     As part of the Reorganization Transactions, Mr. Jimirro and the members of the NLAG Group entered into a voting agreement (the "Voting Agreement") regarding the composition of the Board of Directors and certain other matters. Pursuant to the Voting Agreement, Mr. Jimirro and the NLAG Group have agreed to cause the Board of Directors to initially consist of three nominees of Mr. Jimirro (the "Jimirro Directors"), three nominees of the NLAG Group (the "NLAG Group Directors"), and one director nominated jointly by a majority of the Jimirro Directors and a majority of the NLAG Group Directors. To give effect to this Agreement, two of the Issuer's directors, Joe De Simio and Gary Cowan, resigned from the Board of Directors on May 17, 2002, and two of the Reporting Persons, Messrs. Durham and Skjodt, were elected to fill the vacancies created by those resignations and Joshua A. Finkenberg was elected as a director to fill the vacancy created by the amendment to the Bylaws. The Voting Agreement will expire on the latest to occur of the satisfaction of certain payment obligations to Mr. Jirmirro under the New Jimirro Agreements and the decrease in Mr. Jimirro's beneficial ownership to fewer than 100,000 shares of Common Stock. The Voting Agreement also requires as a condition to certain transfers of shares by the members of the NLAG Group that the applicable transferees agree to be bound by the terms of the Voting Agreement. This Amendment No. 18 is filed only on belhalf of the members of the NLAG Group. Each of the Reporting Persons disclaims beneficial ownership of any securities of the Issuer beneficially owned by Mr. Jimirro.

     Pursuant to the Purchase Agreement, Mr. Laikin was appointed Chief Operating Officer on May 17, 2002. The Issuer and Mr. Laikin also entered into an Employment Ageement and Mr. Laikin was granted an option under the Issuer's Amended and Restated 1999 Stock Option, Deferred Stock and Restricted Stock Plan to acquire 100,000 shares of Common Stock.

     In addition to the acquisition of securities of the Issuer pursuant to the warrants, options and conversion rights described above and in Item 5 below, and depending on the market price of the Common Stock and upon other conditions, the Reporting Persons may acquire additional shares of Common Stock from time to time in the open market or otherwise or may seek to acquire Common Stock from the Issuer at prices that the Reporting Persons determine to be appropriate. In addition, depending upon market prices and other conditions, the Reporting Persons may dispose of shares of Common Stock at any time and from time to time in the open market or otherwise at prices that the Reporting Persons determine to be appropriate.

     The information in Item 5 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on May 17, 2002, the Reporting Persons may be deemed to beneficially own, in the aggregate, 4,257,639 shares of Common Stock, representing approximately 85.4% of the Issuer's outstanding Common Stock (based upon the 1,382,557 shares of Common Stock reported to be outstanding as of May 12, 2002, in the Issuer's Proxy Statement dated May 22, 2002, assuming conversion of the currently issued and outstanding shares of Series B Preferred into Common Stock and including the shares of Common Stock the Reporting Persons have the right to acquire pursuant to the options, warrants and conversion rights reported in Item 4 above and in this Item 5).

     (b)  The individual members of the NLAG Group have the following holdings:

          (1) Mr. Durham directly owns 73,200 shares of Common Stock, 4,880 shares of Series B Preferred and warrants to acquire 137,465 shares of Common Stock. Mr. Durham may be deemed to share voting and dispositive power with respect to the securities listed below for Diamond Investments, LLC and DC Investments, LLC, for both of which Mr. Durham serves as Managing Member, and DW Leasing Company, LLC, in which Mr. Durham has an ownership interest.

          (2) Mr. Laikin directly owns 167,250 shares of Common Stock, 19,864 shares of Series B Preferred and warrants to acquire 559,549 shares of Common Stock. He also has the right to acquire 102,333 shares of Common Stock pursuant to stock options. He may be deemed to share voting and dispositive power with respect to securities listed below for Judy B. Laikin.

          (3) Mr. Skjodt directly owns 141,050 shares of Common Stock, 3,000 shares of Series B Preferred and warrants to acquire 84,507 shares of Common Stock. He may be deemed to share voting and dispositive power with respect to the securities listed below for Samerian LLP, in which Mr. Skjodt is a Partner.

          (4) Christopher R. Williams directly owns 64,500 shares of Common Stock and may be deemed to share voting and disposive power with respect to securities listed below for Helen C. Williams.

          (5) Diamond Investments, LLC directly owns 92,399 shares of Common Stock.

          (6) DC Investments, LLC directly owns 5,000 shares of Series B Preferred and warrants to purchase 140,845 shares of Common Stock.

          (7)  Helen C. Williams directly owns 60,200 shares of Common Stock.

          (8)  Judy B. Laikin directly owns 26,000 shares of Common Stock.

          (9)  Samerian LLP directly owns 20,000 shares of Common Stock.

          (10) DW Leasing Company, LLC directly owns 17,350 shares of Common Stock.

          (11) National Lampoon Acquisition Group LLC holds option for it, or its designees, to acquire 29,256 units (consisting of 29,256 shares of Series B Preferred and 824,112 shares of Common Stock).

Each member of the NLAG Group disclaims beneficial ownership of the securities held by the other members of the NLAG Group. Each member of the NLAG Group may be deemed to beneficially own the 4,257,639 shares of Common Stock that are deemed to be beneficially owned collectively by the NLAG Group. Information on the percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Amendment No. 18 and is incorporated herein by reference.

     (c) The following table sets forth all transactions with respect to shares of Common Stock effected by any of the Reporting Persons since those transactions reported in Amendment No. 17 to this Schedule 13D filed on May 2, 2002. All of Mr. Durham's transactions were effected in the open market and exclude commissions paid. Mr. Williams' transaction was a block trade.




            Shareholder                 Date         No. of Shares         Transaction      Price Per Share

Christopher R. Williams                5/15/02           65,000               Sell              $3.846
Timothy S. Durham                      5/7/02            1,000                 Buy              $7.150
Timothy S. Durham                      5/2/02              500                 Buy              $7.250
Timothy S. Durham                      5/2/02              500                 Buy              $7.150
Timothy S. Durham                      5/2/02              500                 Buy              $6.750
Timothy S. Durham                      5/2/02              500                 Buy              $6.500
Timothy S. Durham                      5/2/02              500                 Buy              $7.000
Timothy S. Durham                      5/2/02            1,000                 Buy              $7.000
Timothy S. Durham                      5/2/02              500                 Buy              $6.750

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Items 4 and 5, which are incorporated herein by reference. The Voting Agreement was amended by the First Amendment to Voting Agreement, dated June 6, 2002, to remove Ronald Holzer as a party.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     A.   Joint Filing Agreement Pursuant to Regulationss.240.13d-1(k).

     B.   Preferred Stock and Warrant Purchase Agreement, dated April 25, 2002.

     C. First Amendment to Preferred Stock and Warrant Purchase Agreement, dated May 17, 2002.

     D.   First Amendment to Voting Agreement, dated June 6, 2002.

     E. Mutual Release, dated May 17, 2002, among the Issuer, James P. Jimirro and the members of the NLAG Group.

     F. Employment Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin.

     G. Non-Qualified Stock Option Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin.

     H. Letter, dated May 17, 2002, regarding Termination of Surviving Provisions of Letter Agreement, from the Issuer to Daniel S. Laikin and Paul Skjodt.

     I. Form of Common Stock Warrant (including Schedule identifying material terms).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2002

/s/ Daniel S. Laikin
--------------------------------------------
DANIEL S. LAIKIN


/s/ Paul Skjodt
--------------------------------------------
PAUL SKJODT


SAMERIAN LLP

/s/ Paul Skjodt
--------------------------------------------
By:  Paul Skjodt
Its:  Managing Member

/s/ Timothy S. Durham
--------------------------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC

/s/ Timothy S. Durham
--------------------------------------------
By:  Timothy S. Durham
Its:   Managing Member


DW LEASING COMPANY, LLC
/s/ Timothy S. Durham
--------------------------------------------
By:  Timothy S. Durham
Its:  Managing Member

/s/ Christopher R. Williams
--------------------------------------------
CHRISTOPHER R. WILLIAMS


/s/ Helen C. Williams
--------------------------------------------
HELEN C. WILLIAMS


/s/ Judy B. Laikin
--------------------------------------------
JUDY B. LAIKIN


NATIONAL LAMPOON ACQUISITION GROUP LLC



By: /s/ Daniel S. Laikin
   -------------------------------------

Its: Managing Member
    ------------------------------------


DC INVESTMENTS, LLC



By: /s/ Timothy S. Durham
   -------------------------------------

Its: Managing Member
    ------------------------------------

                           EXHIBIT INDEX


 Exhibit No.                                      Description

A Joint Filing Agreement Pursuant to Regulation ss.240.13d-1(k).

B Preferred Stock and Warrant Purchase Agreement, dated as of April 25, 2002. This Exhibit is incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer on April 29, 2002.

C First Amendment to Preferred Stock and Warrant Purchase Agreement, dated May 17, 2002. This Exhibit is incorporated by reference to Exhibit 10.1 in the Issuer's Form 8-K filed on May 31, 2002.

D                      First Amendment to Voting Agreement, dated June 6, 2002.

E Mutual Release, dated May 17, 2002, among the Issuer, James P. Jimirro and the members of the NLAG Group. This Exhibit is incorporated by reference to Exhibit
                       10.7 in the Issuer's Form 8-K filed on
                       May 31, 2002.

F Employment Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin. This Exhibit is incorporated by reference to Exhibit 10.9 in the Issuer's Form 8-K filed on May 31, 2002.

G Non-Qualified Stock Option Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin. This Exhibit is incorporated by reference to Exhibit
                       10.10 in the Issuer's Form 8-K filed on
                       May 31, 2002.

H Letter, dated May 17, 2002, regarding Termination of Surviving Provisions of Letter Agreement, from the Issuer to Daniel S. Laikin and Paul Skjodt. This
                       Exhibit is incorporated by reference to
                       Exhibit 10.12 in the Issuer's Form 8-K
                       filed on May 31, 2002.


I Form of Common Stock Warrant, dated May 17, 2002 (including Schedule identifying material terms). This Exhibit is incorporated by reference to Exhibit
                       10.16 in the Issuer's Form 8-K filed on
                       May 31, 2002.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13D, including amendments thereto, with respect to the common shares, no par value, of J2 Communications, a California corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing
Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.

Dated: June 7, 2002

/s/ Daniel S. Laikin
--------------------------------------------
DANIEL S. LAIKIN


/s Paul Skjodt
--------------------------------------------
PAUL SKJODT


SAMERIAN LLP

/s/ Paul Skjodt
--------------------------------------------
By:   Paul Skjodt
Its:  Managing Member

/s/ Timothy S. Durham
--------------------------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC

/s/ Timothy S. Durham
--------------------------------------------
By:   Timothy S. Durham
Its:  Managing Member

DW LEASING COMPANY, LLC

/s/ Timothy S. Durham
--------------------------------------------
By:   Timothy S. Durham
Its:  Managing Member

/s/ Christopher R. Williams
--------------------------------------------
CHRISTOPHER R. WILLIAMS

/s/ Helen C. Williams
--------------------------------------------
HELEN C. WILLIAMS


/s/ Judy B. Laikin
--------------------------------------------
JUDY B. LAIKIN


NATIONAL LAMPOON ACQUISITION GROUP LLC



By: /s/ Daniel S. Laikin
   -------------------------------------

Its: Managing Member
    ------------------------------------



DC INVESTMENTS, LLC



By: /s/ Timothy S. Durham
   -------------------------------------

Its: Managing Member
    ------------------------------------


--------
* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. Does not include securities that are held by other Reporting Persons and that this Reporting Person may be deemed to beneficially own. See
Item 5. * Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. Does not include securities that are held by other Reporting Persons and that this Reporting Person may be deemed to beneficially own. See Item 5. * Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. Does not include securities that are held by other Reporting Persons and that this Reporting Person may be deemed to beneficially own. See Item 5. ** Does not include securities that are held by other Reporting Persons and that this Reporting Person may be deemed to beneficially own. See Item 5. * Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. See Item 5.

                                   Exhibit D

                                 FIRST AMENDMENT
                                       TO
                                VOTING AGREEMENT

     THIS FIRST AMENDMENT TO VOTING AGREEMENT (this "Amendment") is made and entered into on the 6th day of June, 2002, by and among James P. Jimirro ("Jimirro"), Daniel S. Laikin ("Laikin"), and Ronald Holzer ("Holzer").

                                    RECITALS

A. Jimirro, Laikin and Holzer are parties to that certain Voting Agreement dated as of May 17, 2002, relating to their shares of the common stock and/or Series B Convertible Preferred Stock (the "Series B Preferred") of J2 Communications, a California corporation (the "Company"). Various other shareholders of the Company are also parties to the Voting Agreement.

B. Pursuant to Section 3(d) of the Voting Agreement, the Voting Agreement can be amended in writing by Jimirro and the holders of a majority of the outstanding shares of Series B Preferred that were purchased pursuant to that certain Preferred Stock and Warrant Purchase Agreement dated April 25, 2002, as amended by a First Amendment to Preferred Stock and Warrant Purchase Agreement dated May 17, 2002, among the Company, Laikin, Holzer and other purchasers of Series B Preferred (the "Purchase Agreement").

C. Laikin is the holder of more than a majority of the outstanding shares of Series B Preferred purchased pursuant to the Purchase Agreement.

                                   AGREEMENTS

     NOW, THEREFORE, in consideration of the foregoing and of the mutual promises and covenants made herein, Jimirro, Laikin and Holzer agree to amend, and do hereby amend, the Voting Agreement as follows:

     Section 1. Holzer Removal. Holzer is removed as a party to the Voting Agreement effective as of May 17, 2002.

     Section 2. Continued Effect. The Voting Agreement shall continue in effect as to all parties thereto other than Holzer in accordance with its terms and as amended hereby.

     Section 3. Notice of Amendment. Laikin will provide a signed photocopy of this Amendment to all parties to the Voting Agreement who are not signers of this Amendment. However, his failure to do so as to any or all of such parties to the Voting Agreement will not impair the effectiveness of this Amendment, constitute grounds for contesting the validity hereof or impair the effectiveness or enforceability of the Voting Agreement as among or against such party or parties, or any of the other parties thereto.

     IN WITNESS WHEREOF Jimirro, Laikin and Holzer have executed this Amendment as of the date first above written.


/s/ James P. Jimirro                            /s/ Daniel S. Laikin
-----------------------                         -------------------------------
James P. Jimirro                                Daniel S. Laikin


/s/ Ronald Holzer
-----------------------
Ronald Holzer